PROSPECTUS SUPPLEMENT (To Prospectus dated May 14, 2010)	Filed pursuant to Rule 424(b)(3) Registration No. 333-165416

(Proposed holding company for Fox Chase Bank)

Up to 11,787,500 Shares

(Subject to increase to 13,555,625 shares)

This supplements the prospectus of Fox Chase Bancorp, Inc. dated May 14, 2010, relating to the syndicated community offering. This prospectus supplement should be read together with the prospectus.

We have commenced a syndicated community offering to sell additional shares.

The number of shares available for sale in the syndicated community offering will be reduced by the number of shares sold in the subscription offering and community offering.

We are increasing the number of shares that you may purchase in the offering.

We have increased the amount of stock that you may purchase as follows:

•	You may now purchase up to 5.0% of the shares sold in the offering ($4,356,250 and $5,125,000 at the minimum and midpoint of the offering range, respectively).

•

You, together with any associates or persons who may be acting in concert with you (as defined in the prospectus), may now purchase up to 5.0% of the shares sold in the offering ($4,356,250 and $5,125,000 at the minimum and midpoint of the offering range, respectively).

The ownership limitations for current Fox Chase Bancorp, Inc. stockholders disclosed in the prospectus remain unchanged.

These purchase limitations apply to purchases made in the subscription, community or syndicated community offerings. If you have purchased shares of common stock in the subscription, community and syndicated community offerings, your total orders must comply with the purchase limitations set forth above. We may, in our sole discretion and without further notice, further increase the purchase limitations to 9.99% of the total number of shares to be sold in the offering, provided orders for stock exceeding 5% of the total offering shall not exceed 10% of the offering.

Completion of the offering remains subject to (1) approval of our plan of conversion and reorganization by Fox Chase Bancorp, Inc.’s stockholders and Fox Chase Bank’s depositors and certain borrowers, (2) receipt of final regulatory approvals, including approval of an updated appraisal, and (3) the sale of at least 8,712,500 shares of common stock, which is the minimum of our offering range.

We expect to close the offering no higher than the midpoint of the offering range.

Fox Chase Bancorp, Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting the Securities and Exchange Commission’s web site at www.sec.gov.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any state securities regulator has approved or disapproved of these securities or determined if the prospectus or this prospectus supplement is accurate or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager

Stifel Nicolaus

Co-Managers

Janney Montgomery Scott	Sterne Agee

June 17, 2010